

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

RECD S.E.C.
MAR 8 2005
1086

March 7, 2005

Act	Exchange Act of 1934
Section	
Rule	14e-5
Public Availability	March 7, 2005

Suzanne D. Lecaroz, Esq.
Goodwin Procter LLP
Exchange Place
Boston, MA 02109

PROCESSED
APR 12 2005
THOMSON
FINANCIAL

Re: Summit Properties Partnership, L.P. and Camden Property Trust
File No. TP 05-27

Dear Ms. Lecaroz:

In your letter dated February 22, 2005, as supplemented by conversations with the staff, you request that the Division of Market Regulation refrain from recommending to the Commission that enforcement action be taken with respect to Rule 14e-5 under the Exchange Act. This request has been made in order to permit Camden Property Trust ("Camden") to conduct the merger and subsequent exchange offer for the outstanding shares of common stock of Summit Properties Inc. ("Summit") in the manner described in your letter. We have attached a copy of your letter to this response to avoid reciting the facts. Unless otherwise noted, each defined term in this letter has the same meaning as in your letter.

Response:

As a consequence of the Merger Agreement requiring the solicitation of approvals of the Merger and a New Amended Partnership Agreement, which includes a provision providing for the automatic conversion of non-tendered existing units into new units upon consummation of the Merger, followed by the subsequent exchange offer, Summit, the Operating Partnership and Camden may be construed to violate Rule 14e-5. Without necessarily concurring with the analysis or conclusions set forth in your letter, and as we advised you on February 24, 2005, the Division of Market Regulation will not recommend that the Commission take enforcement action under Rule 14e-5 with respect to solicitations for approvals under the Merger Agreement. In issuing this no-action position, the Division of Market Regulation considered the following facts, among others:

- The Operating Partnership will make the Exchange Offer to all limited partners;


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- Limited partners will receive the same economic value for their Existing Units that the Summit stockholders are receiving for their shares of Summit common stock in the Merger;

- The New Units that may be received by the limited partners in the Exchange Offer or through operation of the terms of the Amended Partnership Agreement will be the same regardless if a limited partner elects to receive New Units in the Exchange Offer or receives New Units under the terms of the Amended Partnership Agreement;

- A description of the New Units that may be received by the limited partners in the Exchange Offer or through operation of the terms of the Amended Partnership Agreement, as well as disclosure that the terms of the New Units will be the same regardless if a limited partner elects to receive New Units in the Exchange Offer or receives New Units under the terms of the Amended Partnership Agreement, will be included prominently in the Prospectus;

- Because the closing of the Merger, and, in turn, the automatic conversion of non-tendered Existing Units into New Units, is conditioned upon, among other things, the approval of the Merger and the Amended Partnership Agreement by the requisite number of limited partners, and the Exchange Offer is conditioned upon the closing of the Merger, the Merger, the Exchange Offer and the solicitation of any required approvals may be viewed as a single, unitary transaction; and

- Except as otherwise provided herein, the Operating Partnership and Camden shall comply with Rule 14e-5.

The foregoing no-action position taken under Rule 14e-5 is based solely on your representations and the facts presented to the staff, and is strictly limited to the application of this rule to the proposed transaction. Such transaction should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the antifraud and anti-manipulation provisions of the federal securities laws, particularly Section 10(b) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with Summit and Camden. The Division expresses no view with respect to any other questions that the proposed transaction may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transaction.

For the Commission, by the
Division of Market Regulation,
pursuant to delegated authority,



James A. Brigagliano
Assistant Director
Division of Market Regulation

Attachment

GOODWIN | PROCTER

Goodwin Procter LLP
Counsellors at Law
Exchange Place
Boston, MA 02109

T: 617.570.1000
F: 617.523.1231
goodwinprocter.com

February 22, 2005

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 07 2005

DIVISION OF MARKET REGULATION

Via Facsimile and Federal Express

James A. Brigagliano
Assistant Director
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: **Summit Properties Partnership, L.P. and Camden Property Trust Request for No-Action under Rule 14e-5**

Dear Mr. Brigagliano:

We are counsel to Summit Properties Inc., a Maryland corporation ("Summit") whose stock is registered under Section 12(b) of the Securities Exchange Act of 1934 (the "1934 Act") and Summit Properties Partnership, L.P., a Delaware limited partnership (the "Operating Partnership") whose units of limited partnership interests are registered under Section 12(g) of the 1934 Act. Summit is the sole general partner of the Operating Partnership. Camden Property Trust ("Camden"), a Texas real estate investment trust, is seeking to acquire 100% of the outstanding shares of common stock of Summit pursuant to an agreement and plan of merger, dated as of October 4, 2004, as amended on October 6, 2004 and January 24, 2005 (the "Merger Agreement"), which provides for the merger (the "Merger") of Summit with and into Camden Summit, Inc., a wholly owned subsidiary of Camden.

Summit, the Operating Partnership and Camden request that the Division of Market Regulation (the "Division") confirm that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under Rule 14e-5 of the 1934 Act if Summit, the Operating Partnership and Camden proceed with the transaction described below.

Summary

Summit operates as an "umbrella partnership" real estate investment trust, or "UPREIT." As an UPREIT, Summit conducts substantially all of its business through the Operating Partnership. Summit controls the Operating Partnership in its capacity as the sole general partner, and also holds substantially all of the partnership units in the Operating Partnership. In addition to its general partner interest, Summit holds approximately 90% of the limited partnership units. The remaining 10% of limited partnership units held in the Operating Partnership have an economic value equal to that of a share of Summit common stock. Under the terms of the Amended and Restated

Agreement of Limited Partnership of Summit (the "Existing Partnership Agreement"), limited partners, other than Summit, may redeem each of their limited partnership units for cash equal to the NYSE-listed trading value of a share of Summit common stock, or at the election of Summit, for one share of Summit common stock. Due to this redemption right, a limited partnership unit is fungible with a share of Summit common stock and the value of a limited partnership unit is marked-to-market with the trading value of a share of Summit common stock. A primary advantage of an UPREIT structure is that it permits contributors of property to the Operating Partnership (*e.g.*, limited partners) to exchange such property for units while deferring the recognition of built-in gain which might otherwise be triggered upon the sale of such property.

Because the UPREIT structure links two entities in the operation of a single business enterprise, an acquisition of Summit's operations and assets cannot be achieved without separate but related transactions being consummated at the corporate level and the partnership level. However, unlike Summit, Camden does not operate as an UPREIT. Rather, Camden operates as a "DownREIT." In other words, its properties are owned directly or indirectly by Camden through various affiliated entities and not by a single umbrella partnership like Summit or other UPREIT structures. As a result, the transaction at the partnership level could not be structured as a merger of the Operating Partnership into an operating partnership of Camden whereby the limited partners would own limited partnership units in a combined entity holding the combined operations and assets of Summit and Camden. Thus, the transaction was structured so that the Operating Partnership would remain in existence following the Merger and be converted into a "DownREIT" partnership within Camden's group of affiliated entities.

Because Camden does not operate as an UPREIT as discussed above, a necessary component of the transaction was to amend and restate the Existing Partnership Agreement (the "Amended Partnership Agreement") in order to preserve, or in some instances enhance, the limited partners' tax protection and economic rights in the Operating Partnership following the Merger. For example, the Amended Partnership Agreement provides, among other things, that the limited partners have (i) the right to receive priority distributions from the Operating Partnership that track dividends on Camden's common shares, (ii) the right to receive a preferred amount in liquidation prior to Camden receiving any liquidation proceeds and (iii) similar to their existing right, the right to redeem their units at any time following the closing of the Merger for cash based on the NYSE-listed trading value of an equivalent number of Camden common shares, or at the election of Camden or the Operating Partnership, an equivalent number of Camden common shares. In addition, an amendment to the Existing Partnership Agreement was seen as a key component of the transaction because the Merger could not be consummated without the consent of a majority-in-interest of the limited partners, excluding Summit. This consent would not have been required if Camden was structured as an UPREIT similar to Summit.

In the Merger, Summit stockholders have the right to elect to receive, for each share of Summit common stock, either $31.20 in cash or .6687 of a Camden common share. Because the total amount of cash to be paid in the Merger is fixed, the elections are subject to reallocation to ensure that approximately 40% of the holders of Summit common stock receive cash in the Merger and approximately 60% of the holders of Summit common stock receive Camden common shares in the Merger. In order to provide the limited partners with the right to receive the same economic value as that being afforded the stockholders, the Operating Partnership and Camden commenced an exchange offer (the "Exchange Offer") in order to permit the limited partners, subject to the closing of the Merger, to elect to receive, in exchange for each existing unit in the Operating Partnership, $31.20 cash or .6687 of a unit. Any cash payment made upon exchange of existing units for cash does not reduce the total amount of cash that will be paid to Summit stockholders in the Merger. The units that will be received in exchange for tendered existing units, or "new units," will be governed by the terms of the Amended Partnership Agreement. Each existing unit that is not tendered for exchange will automatically be converted into .6687 of a new unit upon closing of the Merger by operation of the terms of the Amended Partnership Agreement. This automatic conversion serves to protect any limited partner who does not tender existing units in the Exchange Offer from recognizing built-in gain upon consummation of the Merger.

Accordingly, because the terms of the Existing Partnership Agreement do not permit Summit to consummate the Merger or amend and restate the Existing Partnership Agreement without the consent of a majority-in-interest of the limited partners, excluding Summit, the consent of the limited partners is being solicited to approve (i) the Merger and (ii) the Amended Partnership Agreement. The receipt of these required approvals are conditions to the closing of the Merger, and, in turn, the consummation of the Exchange Offer is conditioned on the closing of the Merger.

The limited partner consent solicitation and the Exchange Offer by the Operating Partnership and Camden are being made through separate documents filed with the Commission; a consent solicitation/prospectus, as amended, (the "Prospectus") which has been filed by the Operating Partnership and Camden (File No. 333-120734) and a Schedule TO, as amended, which has been filed by the Operating Partnership and Camden (File No. 005-53141).

A problem arises in that the solicitation to approve the Amended Partnership Agreement may be construed to violate Rule 14e-5 under the 1934 Act due to the provision in the Amended Partnership Agreement providing for the conversion of non-tendered Existing Units into New Units upon consummation of the Merger.

Because the closing of the Merger, and, in turn, the automatic conversion of non-tendered Existing Units into New Units, is conditioned upon, among other things, the approval of the Merger and the Amended Partnership Agreement by the requisite approval of the limited partners, and the Exchange Offer is conditioned upon the closing of the Merger, the Merger, the Exchange Offer and the solicitation of any required approvals should be viewed as a single, unitary transaction. Further, the limited partners who will receive New Units by operation of the Amended Partnership Agreement following the closing of the Merger are being offered the same New Units (as well as an opportunity to elect to receive the same cash value that the stockholders are being offered in the Merger) that are being offered in the Exchange Offer. Therefore, the limited partners are not being offered greater or different consideration outside of the Exchange Offer. In addition, all limited partners have the same opportunity to elect to receive cash or a New Unit in the Exchange Offer. Therefore, Summit, the Operating Partnership and Camden do not believe the transaction creates the circumstances that Rule 14e-5 was promulgated to prevent. Accordingly, we request that the Division confirm that it will not recommend any enforcement action if the Merger and the Exchange Offer proceed as described herein.

The Problem

Subject to certain exceptions, Rule 14e-5 of the 1934 Act prohibits a "covered person" from directly or indirectly purchasing or arranging to purchase any "subject securities," or any securities that are immediately convertible into, exchangeable for or exercisable for such securities, except as part of the tender offer. This prohibition applies from the time of the "public announcement" of the tender offer until the tender offer expires. "Covered person" is defined as, among other things, the offeror or its affiliates. "Subject securities" is defined to mean the securities or class of securities that are sought to be acquired in the transaction or that are otherwise the subject of the transaction.

The solicitation of the limited partners to approve the Amended Partnership Agreement as required by the terms of the Operating Partnership, may be prohibited by Rule 14e-5 given that, upon consummation of the Merger and approval of the Amended Partnership Agreement, non-tendered Existing Units would be converted into New Units by operation of the Amended Partnership Agreement. This may be the case because the consent solicitation to approve the Amended Partnership Agreement could be viewed as an arrangement to purchase Existing Units outside of the Exchange Offer. However, the consent solicitation is unavoidable given that the Merger and, in turn, the Exchange Offer cannot be consummated with the requisite approval of the limited partners.

Discussion

We believe the transaction for which we are requesting no action is not the type that Rule 14e-5 was designed to prevent. In Release 33-7760, which revised and redesignated the former Rule 10b-13 as Rule 14e-5, the Commission stated that Rule 10b-13 was originally adopted to protect the interests of investors who sell their securities in response to a tender offer. The basic terms of Rule 10b-13, which continue under Rule 14e-5, relate specifically to the protection of investors. Both rules were intended to protect investors by preventing an offeror from extending greater or different consideration to some security holders outside the offer, while other security holders are limited to the terms of the offer.

The action that purports to trigger Rule 14e-5 in this context is the consent solicitation that seeks limited partner approval of the Amended Partnership Agreement, which is required under the terms of the Existing Partnership Agreement. However, in no circumstance is the consent solicitation process "extending greater or different consideration to some security holders outside the [exchange] offer, while other security holders are limited to the terms of the [exchange] offer." The intent of the transaction as a whole is to ensure that the limited partners receive the same economic value for their Existing Units that the Summit stockholders are receiving for their shares of Summit common stock in the Merger.

This transaction is similar to the transaction presented in the *CoolBrands International Inc. ("CoolBrands") and Eskimo Pie Corporation ("Eskimo Pie")* No Action Letter (July 12, 2000). In that transaction, CoolBrands was attempting to acquire 83% of the outstanding common stock of Eskimo Pie. To achieve this, CoolBrands sought to pursue a merger transaction and tender offer. The tender offer would take effect only if the merger was not approved by the high vote required by the Virginia Affiliated Transactions Statute. In either transaction, the Eskimo Pie shareholders would have the opportunity to participate in both the merger and the tender offer and would receive the same consideration for their shares. CoolBrands was concerned that the solicitation of proxies for the merger might be viewed as arrangements made by CoolBrands to purchase shares of Eskimo Pie outside of the tender offer.

The Commission granted CoolBrands an exemption from Rule 14e-5, and permitted CoolBrands to conduct the merger or the tender offer in the manner CoolBrands had described. In reaching its decision, the Commission relied upon the fact that (i) the offer was made to all shareholders of Eskimo Pie, (ii) the consideration to be received by the Eskimo Pie shareholders would be the same, and (iii) the merger and the tender offer were mutually exclusive, such that the tender offer would not be commenced unless the merger was unsuccessful.

As in *CoolBrands,* the Operating Partnership has made the Exchange Offer to all limited partners and the New Units that may be received by the limited partners in the Exchange Offer or through operation of the terms of the Amended Partnership Agreement are the same regardless if a limited partner elects to receive New Units in the Exchange Offer or receives New Units under the terms of the Amended Partnership Agreement. As in CoolBrands, we believe the transaction for which we are requesting no action is not the type of transaction that Rule 14e-5 was designed to prevent.

In addition, Summit, the Operating Partnership and Camden structured the Merger and the Exchange Offer to require, as a condition to the closing of the Merger, the receipt of the requisite limited partner approvals, and, in turn, conditioned the consummation of the Exchange Offer on the closing of the Merger. Accordingly, we believe the Merger, the Exchange Offer and the solicitation of any required approvals should be viewed as a single, unitary transaction.

Therefore, we believe that if this transaction constitutes a violation of Rule 14e-5 it would be technical in nature and would not constitute the type of transaction that Rule 14e-5 was promulgated to prevent. Further, as stated above, because the Merger is conditioned upon the approval of the New Partnership Agreement, and the Exchange Offer is conditioned upon the consummation of the Merger, the transaction should be treated as a single, unitary transaction and thus not in violation of Rule 14e-5.

Request for No Action

For the above reasons, we hereby request that the Division confirm that it will not recommend that the Commission take enforcement action under Rule 14e-5 if Summit, the Operating Partnership and Camden proceed with the above described transaction, subject to the following conditions:

a. the Operating Partnership will make the Exchange Offer to all limited partners;

b. the New Units that may be received by the limited partners in the Exchange Offer or through operation of the terms of the Amended Partnership Agreement will be the same regardless if a limited partner elects to receive New Units in the Exchange Offer or receives New Units under the terms of the Amended Partnership Agreement;

c. a description of the New Units that may be received by the limited partners in the Exchange Offer or through operation of the terms of the Amended Partnership Agreement, as well as disclosure that the terms of the New Units will be the same regardless if a limited partner elects to receive New Units in the Exchange Offer or receives New Units under the terms of the Amended Partnership Agreement, will be included prominently in the Prospectus;

d. the Operating Partnership and Camden shall retain all documents and other information required to be maintained pursuant to this request for no action for a period of not less than two years from the date of the termination of the Exchange Offer;

e. representatives of the Operating Partnership and Camden shall be made available (in person at the offices of the Division in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to such records; and

f. excepted as otherwise provided herein, the Operating Partnership and Camden shall comply with Rule 14e-5.

GOODWIN | PROCTER

For convenience purposes, we have attached a copy of the *CoolBrands International Inc. and Eskimo Pie Corporation* No Action Letter. In view of the timetable for the Merger and the Exchange Offer, we would appreciate any consideration you may give to providing a prompt response. If you require any additional information or have any questions, please feel free to contact Gilbert G. Menna at (617) 570-1433 or me at (617) 570-1306.

Sincerely yours,



Suzanne D. Lecaroz
Goodwin Procter LLP

cc: Nicholas P. Panos
Securities and Exchange Commission
Steven R. LeBlanc
Michael G. Malone
Summit Properties Inc.
Richard J. Campo
Camden Property Trust
Gilbert G. Menna
Goodwin Procter LLP
Toni Weinstein
Locke Liddell & Sapp LLP

LIBC/2161568.7